Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Hotchkis and Wiley Funds
725 S. Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

August 17, 2010

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis and Wiley Funds (the “Trust”)
File Nos.:  333-68740 and 811-10487

Dear Ms. O’Neal-Johnson:

This letter is in response to your oral comments and suggestions provided to the Trust on July 23, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 18 to the Trust’s Registration Statement on Form N-1A.  PEA No. 18 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 11, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Diversified Value Fund, Large Cap Value Fund, Mid-Cap Value Fund, Small Cap Value Fund, Value Opportunities Fund and High Yield Fund (the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience, the comments by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

Prospectus

Summary Section – All Funds

1.	Staff Comment: If the Funds plan to utilize the Summary Prospectus, please provide the legend required by Rule 498(b)(1)(v).

Response:  The Trust responds by stating that the Funds do intend to utilize summary prospectuses; therefore, a 497K filing will be made for each of the Funds on or prior to the date of first use.  The form of legend disclosure the Trust will use for the summary prospectuses is as follows:

Before you invest, you may want to review the Fund’s statutory prospectus and statement of additional information, which contain more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated August 27, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s statutory prospectus, statement of additional information and other information about the Fund online at [   ].  You can also get this information by calling the Fund toll-free at 1-866-HW-FUNDS (1-866-493-8637) or by sending an email request to [   ].

2.	Staff Comment: Please remove the ticker symbols listed in the header on the first page of each Fund’s Summary Section, as this is neither required nor permitted per Form N-1A.

Response:  The Trust responds by making the requested revision.

3.	Staff Comment: In each Fund’s “Shareholder Fees” table, please add the $15 wire redemption fee.

Response:  The Trust responds by referring the Staff to Instruction 2(b) and 2(d) of Item 2.  A wire redemption fee is not “charged for any redemption of the fund’s shares,” but is rather a fee that applies “to only a limited number of shareholders based on their particular circumstances.”  Because this fee only applies if a shareholder requested that redemption proceeds be sent via federal wire as opposed to by check or via ACH, the Trust believes it need not be disclosed in the Shareholder Fee table.

4.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please revise the penultimate caption, “Expense Waiver/Reimbursement,” in each Fund’s Annual Fund Operating Expenses table, as applicable, to read “Fee Waiver and/or Expense Reimbursement” to conform to the captions provided in Form N-1A, Item 3, Instruction 3(e).

Response:  The Trust responds by making the requested revision.

5.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions provided in Form N-1A, Item 3, Instruction 3(e).  Similarly, please revise the disclosure in Footnote (a) to each Fund’s “Annual Fund Operating Expenses” table to reflect the new caption.

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

6.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please delete Footnote (a) to the Annual Fund Operating Expenses Table as the table does not reflect fee waivers.  If the waiver is not applicable, please remove the reference in the Example as well.

Response:  The Trust responds by removing Footnote (a) for each applicable Fund since each class of the Fund did not exceed its expense cap for the fiscal year ended June 30, 2010 and thus, no fee waiver occurred.  The Example values, thus, do not reflect any fee waivers and the reference to this in the Example paragraph has been removed.

7.
Staff Comment:  In each Fund’s “Annual Fund Operating Expenses” table, please remove Footnote (b) which makes reference to the voluntary fee waiver.  Otherwise, please disclose that the fee waiver shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by noting that Footnote (b) is being removed from each applicable Fund’s “Annual Fund Operating Expenses” table because it is not applicable for the fiscal year ended June 30, 2010.

8.	Staff Comment: In each Fund’s “Performance” section, please remove the third sentence of the first paragraph to conform to Item 4, Instruction 3(b) of Form N-1A.

Response: The Trust responds by deleting the third sentence of the first paragraph for each applicable Fund and disclosing this in Item 12.

9.	Staff Comment: In each Fund’s “Performance” section, please include disclosure regarding the Fund’s sales loads as described in Item 4, Instruction 1(a).

Response:  The Trust responds by adding the following disclosure for each applicable Fund:

Performance
The following performance information provides some indication of the risks of investing in the Fund.  The bar chart shows changes in the Fund’s performance from year to year for Class I shares, which do not have a sales charge.  ~~Class I, Class A and Class C shares invest in the same portfolio of securities, however, the returns for each class of shares would differ because each class is subject to different expenses.~~  The table shows how the Fund’s average annual returns for 1 and 5 years and since inception compare with those of a broad measure of market performance and indices that reflect the market sectors in which the Fund invests.  The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance is available on the Fund’s website at http://www.hwcm.com/findex.html (click on “Latest Performance”) or by calling the Fund toll-free at 1-866-HW-FUNDS (1-866-493-8637).

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

10.
Staff Comment:  In the second paragraph of each Fund’s “Performance” section, please remove the third to last and penultimate sentences because this disclosure is neither required nor permitted by Form N-1A.

Response:  The Trust responds by making the requested deletion for each applicable Fund.

11.
Staff Comment:  In each Fund’s “Purchase and Sale of Fund Shares” section, please remove the first two sentences of the second paragraph and the third sentence of the third paragraph, as each Fund should include only information related to the Fund’s minimum initial and subsequent investment requirements.  Accordingly, please also add the minimum subsequent investment amount for the Class I shares.

Response:  The Trust responds by making the requested deletions and has included the minimum subsequent investment amounts for the Class I shares of each Fund.

12.	Staff Comment: In each Fund’s “Tax Information” section, please add a statement that withdrawals from tax-deferred accounts may be taxed later.

Response:  The Trust has considered this comment and believes that additional disclosure is not necessary, based on Item 7 of Form N-1A.  Additionally, the Trust notes that the current disclosure mirrors that provided by the SEC in the Hypothetical Summary Prospectus of Release Nos. 33-8861; IC-28064.

13.
Staff Comment:  In each Fund’s “Percentage Investment Limitations” risk under the “Principal Investment Risks” section, please consider revising the disclosure to reference “…this portion of the Summary Prospectus...”

Response:  The Trust responds by revising the disclosure for each Fund as follows:

Percentage Investment Limitations.  Unless otherwise stated, all percentage limitations on Fund investments listed in this ~~Summary Prospectus and the Statutory~~ Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment.

Summary Section – The Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund

14.
Staff Comment:  Please explain supplementally the change from the Mercury HW Large Cap Value Fund, the Mercury HW Mid-Cap Value Fund and the Mercury HW Small Cap Value Fund, to Class I shares of the Hotchkis and Wiley Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund (e.g., whether the performance of each share class includes the performance of the predecessor fund).

Response:  The Trust responds by noting that, as described in the Statement of Additional Information (“SAI”), the Trust was organized to acquire the assets and liabilities of the Mercury HW Large Cap Value Fund, the Mercury HW Mid-Cap Value Fund and the Mercury HW Small Cap Value Fund (the “Mercury HW Funds”).  On February 4, 2002, the Mercury HW Funds were reorganized into the Trust through a non-taxable exchange.  The performance of the Class A, Class C and Class R shares, as applicable, of the Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund includes the historical performance of their respective predecessor funds’ Class I shares.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

Summary Section – The Diversified Value Fund

15.	Staff Comment: Please provide supplementally the market capitalization range of the Russell 1000® Index as of June 30, 2010 disclosed in the Fund’s “Principal Investment Strategy” section.

Response:  The Trust responds by noting the following:

The Advisor currently considers large cap companies to be those with market capitalizations like those found in the Russell 1000® Index. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968.0 million to $290.9 billion.

16.	Staff Comment: In the Fund’s “Performance” section, please add disclosure clarifying the relevancy of the Russell 1000® Value Index in accordance with Item 4, Instruction 2(b).

Response:  The Trust has considered this comment and believes that the existing disclosure adequately describes the relevancy of the index.  Specifically, reference is made to Instruction 6, Item 27(b)(7) of Form N-1A, which indicates (emphasis added): “A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests.”

17.	Staff Comment: In the Fund’s “Average Annual Total Returns” table, please revise the column caption to include the Fund’s “Since Inception” date and remove Footnote (1) to the table.

Response:  The Trust responds by making the suggested revision.

Summary Section – The Large Cap Value Fund

18.
Staff Comment:  Please provide supplementally the market capitalization range of the Russell 1000® Index as of June 30, 2010 disclosed in the Fund’s “Principal Investment Strategy” section.  In addition, the Staff notes that the use of the Russell 1000® Index seems to include market capitalizations that are too low for a large capitalization fund. Please comment.

Response:  The Trust responds by noting the following:

The Advisor currently considers large cap companies to be those with market capitalizations like those found in the Russell 1000® Index. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968.0 million to $290.9 billion.

In addition, the Trust supplementally responds by stating that the Fund looks to the Russell 1000® Index (the “Index”) as a generally recognized index for large sized companies.  The Russell 1000® Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment, as defined by Russell Investments.   Additionally, the range of capitalizations contained within the Index periodically changes.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

Summary Section – The Mid-Cap Value Fund

19.
Staff Comment:  As indicated by the “Capitalization Risk” in the “Principal Investment Risks” section, please also disclose the Fund’s intent to invest in small capitalization companies in its investment strategy.

Response:  The Trust responds by revising the following disclosure in the Fund’s “Principal Investment Strategy” section:

Principal Investment Strategy.  The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in common stocks of mid capitalization U.S. companies. The Advisor currently considers mid-cap companies to be those with market capitalizations like those found in the Russell Midcap® Index. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968 ~~b~~million to $13.7 billion. Market capitalization is measured at time of initial purchase.  The Fund may also invest in the securities of small capitalization companies and in foreign (non-U.S.) securities.

Summary Section – The Value Opportunities Fund

20.
Staff Comment:  Please explain supplementally whether it is a principal investment strategy of the Fund to invest in mutual funds.  The Staff points to the Acquired Fund Fees and Expenses disclosed in the Annual Fund Operating Expenses table.

Response:  The Trust responds by noting that investing in other mutual funds is not a principal investment strategy of the Fund.

21.
Staff Comment:  In the Fund’s “Principal Investment Strategy” section, please disclose the type and market capitalization of the equity securities in which the Fund normally invests.  In addition, please also disclose the type, maturity and credit quality of the fixed income securities in which the Fund normally invests.

Response:  The Trust responds by adding the following disclosure:

Principal Investment Strategy.  The Fund normally invests in equity securities, such as common stock, preferred stock and convertible securities, of any size market capitalization, and investment grade and high yield (“junk bonds”) fixed income securities. ~~of companies that t~~The Advisor selects companies that it believes have strong capital appreciation potential. The Fund may invest in foreign (non-U.S.) securities.

22.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, to the extent that the Fund invests in small and medium capitalization companies, please disclose the risks of investments in small and medium capitalization companies.

Response:  The Trust responds by adding the following risk disclosure to the Fund’s “Principal Investment Risks” section:

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

Capitalization Risk.  Investment in small and mid cap companies may involve more risk than investing in larger, more established companies. Small and mid cap companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. Should a product fail, or if management changes, or if there are other adverse developments, the Fund’s investment in a small or mid cap company may lose substantial value.

23.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “High Yield Risk” is considered a principal risk of the Fund.  If so, please include investments in high yield securities as part of the Fund’s principal investment strategy.

Response:  The Trust responds by confirming that “High Yield Risk” is considered a principal investment risk of the Fund and has revised the Fund’s principal investment strategy as shown in the response to Staff Comment 21.

24.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Derivatives Risk” is considered a principal risk of the Fund.  If so, please disclose the types of derivatives in which the Fund intends to invest and how the Fund plans to use derivatives as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Derivatives Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

25.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Mortgage-Related and Other Asset-Backed Securities Risk” is considered a principal risk of the Fund.  If so, please disclose the types of mortgage and asset-backed securities in which the Fund intends to invest and how the Fund plans to use mortgage and asset-backed securities as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Mortgage-Related and Other Asset-Backed Securities Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

26.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Emerging Markets Risk” is considered a principal risk of the Fund. If so, please include investments in emerging markets as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Emerging Markets Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

27.	Staff Comment: In the Fund’s “Performance” section, please revise the disclosure in the last sentence of the second paragraph as this is confusing.

Response:  The Trust responds by removing this sentence for each Fund, as applicable.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

Summary Section – The High Yield Fund

28.
Staff Comment:  In the Fund’s “Fees and Expenses of the Fund” section, please remove Footnote (a) to the Annual Fund Operating Expenses table, as the footnote is a requirement for a new fund rather than a new class of shares per Item 3, Instruction 6 of Form N-1A.

Response:  The Trust responds by making the requested deletion.

29.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Derivatives Risk” is considered a principal risk of the Fund.  If so, please disclose the types of derivatives in which the Fund intends to invest and how the Fund plans to use derivatives as part of the Fund’s principal investment strategy.

Response:  The Trust responds by directing the Staff’s attention to the first sentence of the Fund’s Principal Investment Strategy which states (emphasis added): “The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities (“junk bonds”), which may be represented by forward contracts or derivatives such as options, futures contracts or swap agreements rated below investment grade (i.e., rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or, if unrated, determined by the Advisor to be of comparable quality).”

30.
Staff Comment: In the Fund’s “Performance” section, please delete the second sentence of the first paragraph as the Fund has clarified in the third sentence that performance information will be available after the Fund has had one full calendar year of returns.

Response:  The Trust responds by making the requested deletion.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

About the Funds – All Funds

31.
Staff Comment:  In the Funds’ “About the Funds” section, please add a general discussion of the principal investment strategies for each of the Funds under Item 9 if each Fund’s Item 4 disclosure is a summary of it principal investment strategies.  Alternatively, please indicate supplementally that the Funds would have repeated their investment strategies identically as disclosed in Item 4 of each Fund’s Summary section.

Response:  The Trust responds by noting that the Funds would have repeated their investment strategies under Item 9 identically to the investment strategies disclosed in each Fund’s summary section under Item 4.  In the interest of brevity, the Funds will not be including a duplicative discussion of their principal investment strategies.

32.	Staff Comment: In the Funds’ “About the Funds” section, please include a specific discussion of the principal risks of each Fund.

Response:  The Trust responds by including a risk matrix containing the principal risks of each Fund.

33.
Staff Comment:  Please delete the statement “An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” as it is neither required nor permitted by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by making the requested deletion.

The Management Team

34.	Staff Comment: In the Portfolio Managers section, please confirm that each Portfolio Manager includes his/her business experience for the past 5 years.

Response:  The Trust responds by confirming that each of the Portfolio Managers identified in the investment team table have worked for the Advisor for the past 5 years, unless as otherwise described below the investment team table.

Statement of Additional Information

SAI – Description of the Funds, their Investments and Risks

35.
Staff Comment:  In the “Investment Restrictions” section, for the Value Opportunities Fund, please explain supplementally the appropriateness of reserving the freedom of action to concentrate for temporary defensive purposes.

Response:  The Trust responds by noting that because the Fund is a non-diversified fund it may for temporary defensive purposes need to invest in issuers that have their principal activities in a single industry.  This may be necessary when the securities of companies in particular industry(ies) are experiencing substantial market declines.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 17, 2010

SAI – Management

36.	Staff Comment: In the “Independent Trustees” table, please disclose the Trustees’ other directorships held during the past five years.

Response:  The Trust responds by amending the sentence preceding the table to reflect “…fund directorships held during the past five years.”

37.	Staff Comment: In the “Compensation of Trustees” section, please confirm whether the salaries of the investment professionals are fixed.

Response:  The Trust responds by confirming that the salaries of the investment professionals are fixed and has revised the disclosure in the SAI as follows:

Fixed ~~S~~salaries and discretionary bonuses for investment professionals are determined by the Chief Executive Officer of the Advisor using tools which may include annual evaluations, compensation surveys, feedback from other employees and advice from members of the firm’s Executive and Compensation Committees. The amount of the bonus is determined by the total amount of the firm’s bonus pool available for the year, which is generally a function of revenues. No investment professional receives a bonus that is a pre-determined percentage of revenues or net income.  Compensation is thus subjective rather than formulaic.

38.
Staff Comment:  In the “Disclosure of Portfolio Holdings” section, please provide details regarding any ongoing arrangements to disclose portfolio holdings to any person, including the identity of the persons who receive information pursuant to such arrangements.

Response:  The Trust responds by noting that the Trusts’ entire Disclosure of Portfolio Holdings Policy is included in the SAI.  Additionally, the Trust directs the Staff’s attention to the disclosure under the subheadings “Disclosure of Holdings to Analytical Companies” and “Disclosure of Holdings to Service Providers and Other Parties” in response to this comment.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

Anna Marie Lopez
President
Hotchkis and Wiley Funds